March 14, 2017

Barbara Jacobs

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	New Media Trader, Inc.
Offering Statement on Form 1-A
File No. 024-10655

Dear Ms. Jacobs:

On behalf of New Media Trader, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 2 p.m., Eastern Time, on March 17, 2017, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Chad Sahley

Chad Sahley

Chief Executive Officer

New Media Trader, Inc.

cc: Mark T. Hiraide, Esq.